U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                          Form 10 - SB/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                   FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      PORTAGE PARTNERS LTD.
         (Name of Small Business Issuer in its Charter)

 Nevada                                       76- 0616473
(State or other jurisdiction of           (IRS Employer ID Number)
incorporation or organization)

               2400 Loop 35, #1502, Alvin TX 77512
       (Address of Principal Executive Offices)(Zip Code)

            Issuer's Telephone Number: (281) 331-5580

   Securities to be Registered under Section 12(b) of the Act:

       Title of each class Name of each exchange on which Each class is to be registered

                         Not Applicable


   Securities to be registered under Section 12(b) of the Act:

                          Common Stock
                        (Title of Class)




PART I



Item 1.   Description of Business.

General


The Company was incorporated under the laws of the State of Nevada on August 18, 1999, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. The Company has not commenced commercial operations. The Company has no full time employees and owns no real estate.

On August 20, 1999 Portage Partners received from David R. Mortenson & Associates, a Texas General Partnership, the rights to distribute and produce, in the state of Michigan, an oxygen enriched water product for fish farming, aquaculture, mariculture, poultry raising, and for treating animal waste from dairies, feedlots of all kinds, and for other similar uses.
These production and distribution rights were received from Mortenson in exchange for 2,000,000 shares of common stock. Mortenson acquired these rights from the inventors of the product, N. W. Technologies, Inc. under a distribution agreement. Several months later the contract granting David R. Mortenson & Associates rights to the technology was withdrawn. Mortenson sued N.W. Technologies Inc. in Harris County Court, Houston Texas.

To compensate for the possibility that we could lose our principal asset and the obvious delay that this dispute and court action has caused, David R. Mortenson & Associates has agreed to suspend all financial requirements that are due or will be due in the future until the dispute with NW is resolved. They have also agreed to grant an alternative license to PORTAGE PARTNERS LTD. for the distribution of vitamin and herbal supplements for the states of Arkansas and Tennessee. This license will enable us to create a business plan and start the process of getting into business.

The License.

PORTAGE PARTNERS LTD. has a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of
customers.   All of these individuals and organizations will
order their products via the Internet for sale to their clients. The license will be automatically renewed unless Portage Partners or VitaMineralHerb.com gives the other notice of its intent not to renew.

As a licensee of VitaMineralHerb.com, Portage Partners eliminates the need to develop products, store inventory, build and maintain a website, establish banking liaisons, and develop a fulfillment system, thereby enabling us to focus strictly on marketing and sales. Portage Partners plans to target health and fitness professionals in Tennessee and Arkansas who wish to offer health and fitness products to their customers.

Portage Partners (and its customers) will have access to all products offered on the VitaMineralHerb.com website, as well as the ability to order custom-formulated and custom-labeled products. VitaMineralHerb.com sets the price for products based on the manufacturer's price, plus a markup which provides a 10% commission to VitaMineralHerb.com and a profit for Portage Partners

Three different labeling options are available to customers:

_ products may be ordered with the manufacturer's standard label with no customization.
_ the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge.
_ labels may be completely customized for the health or fitness professional.

When a fitness or health professional becomes a client, our salesperson will show the client how to access the VitaMineralHerb.com website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the VitaMineralHerb.com website, paying for the purchase with a credit card, electronic check ("e-check"), or debit card. All products are shipped by the manufacturer directly to the professional or its clients.

Our is not obliged to purchase and maintain a large inventory, an order desk or shipping department. This method of doing business, which only a short time ago would be unthinkable, is now a preferred way of shopping (whether wholesale or retail) for a large segment of the population of North America.

The website is maintained by Vita and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vita's Internet clearing bank. The VitaMineralHerb.com webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and Manufacturing. VitaMineralHerb.com then forwards the money due Our via electronic funds transfer.

Vita's software tracks all sales through the customer's identification number, and at month end, e-mails to Our a detailed report including sales commissions. VitaMineralHerb.com has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as attempting to insure that all major search engines pick VitaMineralHerb.com first. All sales originating from the website to customers located in Tennessee and Arkansas will automatically be assigned to Portage Partners
The Territory.

Portage Partners' territory is the States of Arkansas and Tennessee

Background on the Manufacturer and Distributor.

On June 9, 1999, VitaMineralHerb.com entered into a manufacturing agreement with International Formulation and Manufacturing Inc. a nutraceuticals manufacturing firm, located in San Diego, California, USA. International Formulation and Manufacturing has been a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing
organizations for approximately six years.   International
Formulation and Manufacturing does no retail marketing.

In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and Manufacturing also has the capability to supply privately labeled products for Portage Partners customers at a minimal added cost. VitaMineralHerb.com has just begun developing its vitamin marketing and distributorship business.

Implementation of the business plan.

Portage Partners' business plan is to determine the feasibility of selling VitaMineralHerb.com products to targeted markets. We will conduct research into the various potential target markets during the next six to twelve months. Should Portage Partners determine that its business plan is feasible, it intends to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients and order them through the Internet.

Milestones:

Confirmation of Market.

Management of Portage Partners has already begun to implement the first stage of the business plan. We intend to retain Mr. Edward Best of dealbuzz.com Inc. to do a marketing survey of the Florida territory. Mr. Best recently completed a sampling of 200 potential clients in the boroughs of Brooklyn, Queens and the Bronx, New
York City considered by many to be one of the hardest and most competitive markets in the world. The results were very encouraging. 38% of the 200 potential customers contacted responded positively. Mr. Best estimates that it will take some 30 days to complete his sampling of our market. Our cost will be $1,500.

Establishment of an office.

One administration office is planned for our territory. Sales people would office in their own homes. The one office that we would establish would act as a coordinating and business office, looking after sales support, book-keeping and payroll. We estimate that office space will cost in the neighborhood of $16 per square foot including taxes and insurance. We estimate that we will require about 1,000 square feet initially.

Recruiting of sales people.

We estimate that we will require three sales people to cover our territory, one headquartered in the city of Memphis covering that metropolitan area and eastern Tennessee; one sales person situated in Nashville to cover the balance of the state and the one located in Little Rock to service the state of Arkansas. Sales people will be provided with a basic draw against commissions of $1,000 per month.

Our plan is have them initially cover the major cites, thereby keeping expenses to a minimum. Rural areas, with hundreds of small cities towns and villages will be pre-qualified by telephone and then paid a sales call. Cost of recruiting sales people is estimated at $3,000.

Advertising.

We envision advertising of our products and services as a very low-keyed approach. We believe that direct mail is the best and most cost effective method of reaching our potential clients. Due to the fact that we are targeting a fairly narrow segment of the population as potential retailers, a well-designed mail piece and cover letter with follow up by telephone should be adequate to introduce us to our potential clients. Design and production of a mailing piece is estimated at $7,000.

Generation of Revenues.

Management of Portage Partners believes that a planned, slow-but-steady growth pattern will serve the organization in the best fashion.
By keeping costs low and concentrating first on the major centers, we believe that we can generate revenues in a fairly short time. Initial order will provide a comparatively large purchase by the retailer. After that the distributors will order product as they require it. We believe that the initial surge of orders will provide enough cash flow to keep from using our working capital too rapidly and that we will be able to reach a break-even point or a small profit position before our capital is used up.

Growth of the Internet and electronic commerce.

The Internet has become an increasingly significant medium for communication, information and commerce. According to NUA Internet
Surveys, as of February 2000, there were approximately 275.5 million Internet users worldwide. At the IDC Internet Executive Forum held on September 28-29, 1999, IDC stated that in 1999 US $109 billion in purchases were impacted by the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US $1.3 trillion in 2003, with $842 million completed directly over the Web. Portage Partners believes that this dramatic growth presents significant opportunities for online retailers.

We have assembled some of the available data regarding Internet commerce that will be a portion of the information that is to be digested in order to complete our study as to feasibility.

Web Commerce:      1996      $2.6 billion
                   2000      $220 billion

Web Users:         1996      28 million
                   2000     175 million
  (Source: Ziff Davis)
    Nearly one trillion will be spent on Information Technology
(IT) in 2000, representing about 60 percent of all capital spending compared to just 10% of all capital spending in 1980.
  (Source: NUA)

Nearly half of US Internet users have purchased a product or service online.
 (Source: A. C. Nielsen-May 11, 2000)

Consumers who have used the Internet since 1995 spend an average of $ 388 per transaction while those who have been online for a year only spend an average of $ 187 per transaction. The equivalent figure for those who have been using the Internet since 1997 is $ 298.
 (Source: National Association of Business Economics)

An estimated 120 million Internet users, or 40 percent of the total number online, have already made an online purchase, according to a study from the Angus Reid Group. Over 50 % of all online transactions were made in the USA. US users made an average of 7 purchases in the three months before the survey, spending an average of $828. The worldwide average spent by an individual in the same period was less than $500.

75% of online shoppers in the US and Canada pay for e-commerce purchases by credit card. Direct bank drafts, bank transfers and cash on delivery are the other most favored payments methods. 93% of Internet shoppers around the world said they were Asomewhat satisfied@ or Aextremely satisfied@ with their online shopping experience.
 (Source: Angus Reid Group)

Internet advertising revenue more than doubled in 1999, coming to a year-end total of $ 4.62 billion.
 (Source: Internet Advertising Bureau [IAB])

As of March, 2000 there were a world-wide total of 304,360,000
Internet connections.  The breakdown is as follows:

       Africa              2,589,000
       Asia/Pacific       68,900,000
       Europe             83,350,000
       Middle East         1,900,000
       USA & Canada      136,860,000
       South Africa       10,740,000
 (Source: Various; Methodology - Compiled by: Nua Internet
Surveys)

Financial results from the first quarter of this year show that while Amazon nearly doubled it's revenue, it sustained bigger losses than during the same period last year. Despite this, sales were up 95 percent from USD294 million in 1999 to USD574 million in 2000.
 (Source: Reuters)

Global e-commerce will be worth 7.0 trillion dollars by 2004. 50% of global sales will come from the US.
 (Source: Forrester)

The vitamin, supplement, mineral and alternative health product market.

In recent years, a growing awareness of vitamins, herbs, and other dietary supplements by the general public has created a whole new segment in the field of medicine and health care products. According to Jupiter Communications, online sales of such products are expected to be US $434 million in the year 2003, up from $1 million in 1998. Portage Partners believes that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statute, the Dietary Supplement Health and Education Act of 1994.

The electronic commerce industry is new, rapidly evolving and intensely competitive, and Portage Partners expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

Portage Partners = competitors can be divided into several groups including:

_ traditional vitamins, supplements, minerals and alternative health products retailers;
_ the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;
_ online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;
_ independent online retailers specializing in vitamins,
  supplements, minerals and alternative health products;
_ mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and
_ direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

            Many of Portage Partners= potential competitors have longer operating histories, larger customer or user base, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases.

            Competitors have and may continue to have aggressive pricing policies and devote substantially more resources to website and systems development than Portage Partners does. Increased competition may result in reduced operating margins and loss of market share.

            Portage Partners believes that the principal competitive factors in its market are:

_ ability to attract and retain customers;
_ breadth of product selection;
_ product pricing;
_ ability to customize products and labeling;
_ quality and responsiveness of customer service.

                      Portage Partners  believes that it can
compete favorably on these factors. However, we will have no control over how successful our competitors are in addressing these factors. In addition, Portage Partners online competitors can duplicate many of the products or services offered on the VitaMineralHerb.com site.

                      Portage Partners  believes that
traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

_ Lack of convenience and personalized service. Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers
  with product advice tailored to their particular situation.
_ Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.
_ Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users. People are often attracted to the name brands, but find the products too expensive.
_ the multilevel structure of some marketing organizations mandates high prices.

As a result of the foregoing limitations, Portage Partners believes there is significant unmet demand for a shopping channel like that of Vita that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

Portage Partners hopes to attract and retain consumers through the following key attributes of its business:

_ Broad Expandable Product Assortment. Portage Partners = product selection is substantially larger than that offered by store-based retailers.
_ Low Product Prices. Product prices can be kept low due to volume purchases through Portage Partners = affiliation with VitaMineralHerb.com and other licensees. Our not having an inventory, warehouse space and need for limited administration will also make our prices lower.. All products are shipped from International Formulation and Manufacturing's inventory.
_ Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.
_ Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.

       Regulatory Environment.

       The manufacturing, processing, formulating, packaging, labeling and advertising of the products Portage Partners sells may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

       The Food and Drug Administration, in particular, regulates the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the-counter or homeopathic drugs.

       Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics.

       The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute "labeling" and thus be subject to regulation by the Food and Drug Administration.

       It is possible that the statements presented in connection with product descriptions on Portage Partners = site may be determined by the Food and Drug Administration to be drug claims rather than nutritional statements. Some of Portage Partners = suppliers may incorporate objectionable statements directly in their product names or on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, VitaMineralHerb.com may have to remove or modify some statements, products or labeling from its website.

       Portage Partners cannot predict the nature of any future laws and regulations nor can it determine what effect additional governmental regulations or administrative orders would have on our business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives Portage Partners cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will remain less restrictive.

       Any laws, regulations, enforcement policies, interpretations or applications applicable to Portage Partners = business could require the reformulation of certain products to meet new standards, the recall or dropping of certain products, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling.

       Regulation of the Internet.

       In general, existing laws and regulations apply to the Internet. The precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the Internet and do not address the unique issues of the Internet or electronic commerce.

       Numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection on the Internet. Due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations could be passed with respect to the Internet. These new laws and regulations could cover issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may slow the growth of Internet use and result in a decline in Portage Partners= sales.

       A number of legislative proposals have been made at the federal, state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and some states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on new state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair growth and, as a result have a negative affect on our business.

Administrative OfficesAdministrative Offices

The Company currently maintains a mailing address at PO Box 5034 Alvin, TX 77512 - 5034 that is the mailing address of its Corporate Secretary. The Company's telephone number is (281) 331-5580. Other than this mailing address, the Company does not maintain any other office facilities but does anticipate the need for other office facilities when and if commencement of its business plan occurs. At present, the Company pays no rent or other fees for the use of this mailing address.

EmployeesEmployees

The Company is a development stage company and currently has no employees. Management plans to use consultants, attorneys and accountants as necessary and does not anticipate a need to engage any full time employees until such time as the Company is funded properly and initiates application of its business plan.
Although there is no current plan with respect to either nature or amount, remuneration may be paid to or accrued for the benefit of the Company's directors and Officers in conjunction with the commencement of business.

Risk FactorsRisk Factors

1.   Conflicts of Interest.

Certain conflicts of interest exist between the Company and its officers and directors. All have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgement as is consistent with their fiduciary duties to the Company.

2..  Possible Need for Additional Financing.

The Company has very limited funds and such funds are adequate to implement the Company's business plan. The ultimate success of the Company may depend on its ability to raise additional capital. The Company has not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations would be severely limited and commencement of business is impossible.

3.   Regulation of Penny Stocks.

The Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate Apenny Stocks". Such rules included Rules 3a51-1, 15g-1, 15g-2. 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7
under the Securities and Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stock" within the meaning of the rules, the rules would apply to the Company and its securities. The rules may further affect the ability of owners of shares in the Company to sell their securities in any market that may develop for them.

Shareholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:
     (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
     (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
     (3) Aboiler-room@ practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
(4) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.
The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4.         No Operating History.

The Company was formed in August of 1999 for the purpose of developing new, revolutionary technology into a practical and viable business in the field of Aquaculture. It has since been forced to change direction and embark on a new and entirely different business course. The Company has no operating history or revenues from operations. The only cash revenues have come from the private sale of the Company's stock. The Company faces all the risks of a new business. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which such ventures are subject.

5.   No Assurance of Success or Profitability.

There is no assurance that the Company will be successful in its endeavors. Even if the Company is able to successfully implement its business plan, there can be no assurance of sufficient revenues or profits or that the market price of the Company's
Common Stock will be increased.

6.         Lack of Diversification.

Because of its limited financial resources, the Company will likely be unable to diversify its activities, thus providing a hedge should its business plan prove to be impractical. The rapid changes in the e-commerce sector will increase the risks associated with the Company's operations.

7.         Dependence on Management.

Limited Participation of Management. The Company now has two individuals who are serving as the sole officers and directors. The Company will be heavily dependent upon their skills, talents and abilities to implement its business plan and may, from time to time, find that the inability of one or both of these individuals to devote full time attention to the business of the Company, will result in delay(s) in progress towards the
implementation of its business plan. See "management".   Because
shareholders and future investors will not be able to evaluate the merits of business decisions of the Company, they should carefully and critically assess the information concerning the Company's officers and directors.

8.   Lack of Continuity in Management.

 The Company does not have employment agreements with its officers and directors and as a result, there is no assurance that they will continue to manage its affairs in the future.

9.   Indemnification of Officers and Directors.

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees and agents, under certain circumstances, against attorney fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, the Company. The Company will also bear the expense of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company.

10.  Directors' Liability Limited.

The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its shareholders for monetary damages due to breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under applicable federal and state securities laws.

11.  Competition.

While it is the belief of the Company that it possesses proprietary technology that makes them unique in the aquaculture industry, it is possible that someone else may have a competing technology that, while it does not encroach on the proprietary features of the Company's technology, could achieve the same final results. This event could certainly affect the viability of the Company's business plan and its potential to be profitable.

12.      No Foreseeable Dividends.

The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

13.  Loss of Control by Present Management and Stockholders.

The Company may consider a future financing in which the Company would issue as consideration for the capital invested, an amount of the Company's authorized but unissued Common Stock, that would, upon issuance, result in a majority of the voting power being transferred to the investor(s). The result would be that the new shareholder(s) would control the Company and persons unknown could replace the Company's management at this time. In addition, the Company's majority shareholders could sell their control block to an outside party, resulting in the same type of situation.

14.  No Public Market Exists.

There is no public market for the Company's Common Stock and no assurance can be given that a market will develop or that any shareholder will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact on the market price of the Company's securities. Owing to the low price of the securities many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in the Company's Common Stock, the combination of brokerage commissions, state transfer taxes, if any, any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for loans.

Blue Sky Considerations. Because the Company's securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future, should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and of purchasers to buy the Company's securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATIONS.

Liquidity and Capital Resources.

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders= equity other than the receipt of net cash proceeds in the amount of $4,575 from its inside capitalization funds and a $1,200 loan from a related party. Consequently, the Company's balance sheet for the period of August 18, 1999 (inception) through November 30, 2000 reflects current assets of $ 0.00 in the form of cash, and total assets of $ 0.00.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

During the period from August 18, 1999 (inception) through December 31, 2000, the Company has engaged in no significant operations other than organizational activities, acquisition of it principal assets and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with setting up a company structure to begin implementing the Company's business plan. The Company anticipates that until these procedures are completed, it will not generate revenues other than interest income, and may continue to operate at a loss thereafter, depending upon the performance of the business.


Need for Additional Financing.

The Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one-year. Accordingly, in the event the Company is able to initiate its business plan during this period, it anticipates that its existing capital will not be sufficient to allow it to accomplish the goal of completing its business plan. As a result, there is no assurance that the available funds will ultimately prove to be adequate. It is certain that the Company's needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions".

Item 3.    DESCRIPTION OF PROPERTY

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at PO Box 5034 Alvin, TX 77512-5034, which is the address of its secretary. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future until the business plan is substantially implemented. The Company's telephone number is (281) 331- 5580.


Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.


Name and Address                   Number of           Percent of
                                   Shares Owned
                                   Beneficially        Class Owned

J.P. Beehner                       1,250,000           27.78
PO Box 2370
Alvin, TX 77512-2370

Dorothy  Mortenson
PO Box 5034
Alvin, TX 77512-5034               1,250,000           27.78

David R. Mortenson*                  200,000           04.45

All directors and executive
Officers as a group (2 persons)    2,700,000           60.01

*  Mr. Mortenson is the husband of Dorothy A. Mortenson.   Mr.
Mortenson Holds 200,000 shares of Common Stock representing 4.45% of the total shares issued and outstanding. His holdings should be considered to be beneficially owned by his wife.

     The persons listed are the sole officers and directors of the Company

The directors and executive officers currently serving the Company are as follows:

Name                     Age            Positions Held and Tenure

J. P. Beehner            52             President and
                                        Director since
                                        August, 1999

Dorothy Mortenson        50             Secretary and
                                        Director since
                                        August, 1999


The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholder meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote their time to the Company's affairs on an As needed basis. As a result, the actual amount of time, which they will devote to the Company's affairs, is unknown and is likely to vary substantially from month to month.

Biographical Information

J.P. (Jim) Beehner.

Mr. Beehner has been active in business management and corporate accounting for over thirty years. He attended the University of Wisconsin and Washington State University where he studied Business Management and Insurance Risk. Mr. Beehner's experience includes construction, land development, real estate, sales, insurance and service and transportation companies. He has an extensive management background in property management, accounting, sales planning, budgeting and sales.

Dorothy Mortenson.

Mrs. Mortenson, who is the Company's Secretary, has served as an officer and director of the Company since its organizational meeting on October 6, 1998. From 1997 to the present, Mrs. Mortenson, together with her husband, David R. Mortenson, has been engaged as a consultant, assisting small emerging companies with marketing and sales. Also in 1997, the Mortensons formed Safeco Products, Inc., a Texas corporation that markets and distributes health supplements. . From 1990 to 1997 Mrs. Mortenson assisted her husband in various enterprises in the country of Belize.

Indemnification of Officers and Directors

As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable .

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-106-401 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

There is no procedure in place, which would allow Mr. Beehner or Mrs. Mortenson to resolve potential conflicts in an arms-length fashion. Accordingly, he will be required to use his discretion to resolve them in a manner, which they consider appropriate.

Item 6.   EXECUTIVE COMPENSATION

No officer or director has received any remuneration. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of the Company's business plan. See "Certain Relationships and Related Transactions". The Company has no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On August 20, 1999 the Company issued to its officers and directors a total of 2,500,000 shares of Common Stock in consideration of the time, effort and expenses of organizing the Company and developing its business plan. Portage Partners also issued 200,000 shares of common stock to each of ten individuals in exchange for the rights to manufacture and market an oxygen-enhanced product for use in aquaculture, fish and poultry farming and the bioremediation of waste ponds and lagoons in the State of Michigan. The Company filed the necessary papers required for the issuance of these shares as required by Regulation D of Rule 504 of the Act, as amended.

Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of the Company's business plan.

The Company maintains a mailing address at the office of its Secretary, but otherwise does not maintain an office. As a result it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that the Company will establish and maintain an office after its business is operating and the volume of business and the addition of personnel dictate the acquisition of adequate premises.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to other individuals or business entities. It is more likely than not that any sale of securities by the Company's current stockholders would be at a price substantially higher than that originally paid by such stockholders or deemed to have been paid through the Company's acquisition of its principal asset. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  DESCRIPTION OF SECURITIES

Common Stock

The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company is currrently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should the Company's securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

Item l.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's securities. There were twelve (12) holders of record of the Company's common stock on December 31, 2000. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Not applicable.


Item 4.            RECENT SALES OF UNREGISTERED SECURITIES.

Since August 18, 1999 (the date of the Company's formation), the
Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


Name                   Date of Purchase  Shares    Aggregate  Purchase Price Price/Share
J. P. Beehner            08/20/99#       1250000   1250000    1,250          .001

Dorothy A. Mortenson     08/20/99#       1250000   1250000    1,250          .001

David R. Mortenson       08/20/99*       200,000   200,000      200          .001

Joshua D. Smetzer        08/20/99*       200,000   200,000      200          .001

Marie M. Charles         08/20/99*       200,000   200,000      200          .001

Gail Gessert             02/15/00*       200,000   200,000      200          .001

Russell Linnell          02/15/00*       200,000   200,000      200          .001

Gregory L. Bauska        02/15/00*       200,000   200,000      200          .001

Roy D. Hinton Jr.        08/20/99*       200,000   200,000      200          .001

George R. Quan           08/20/99*       200,000   200,000      200          .001

William J. Pierson       02/15/00*       200,000   200,000      200          .001

Joshua J. Mortenson      08/20/99*       200,000   200,000      200          .001


     #  Issued in consideration of pre-incorporation services and expenses
     *  Issued in consideration of the transfer of the Companys main asset

    Each of the sales listed above was made for cash, services or in exchange for the Company's principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4 (2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distributions, and
     (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. A filing on Form D has been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation and the By-laws of the Company, filed as Exhibits 2.1 and 2.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.
                                EXHIBIT 1







                          FINANCIAL STATEMENTS






                         Portage Partners  LTD.






                          PORTAGE PARTNERS LTD.

                    (A DEVELOPMENT STAGE ENTERPRISE)






                              AUDIT REPORT

                            DECEMBER 31, 2000

















                        Janet Loss, C.P.A., P.C.
                       Certified Public Accountant
                   1780 S. Bellaire Street, Suite 500
                         Denver, Colorado 80222

                          PORTAGE PARTNERS LTD.
                    (A DEVELOPMENT STAGE ENTERPRISE)

       INDEX TO FINANCIAL STATEMENTS INDEX TO FINANCIAL STATEMENTS


                            TABLE OF CONTENTS


ITEM                                                            PAGE

Report of Certified Public Accountant.....................      26


Balance Sheet, December 31, 2000 .........................      27

Statement of Operations, for the
Period August 18, 1999 (Inception)
Through December 31, 2000.................................      28

Statement of Stockholders= Equity
(Deficit), August 18, 1999 (Inception)
Through December 31, 2000.................................      29

Statement of Cash Flows for the
Period From August 18, 1999 (Inception)
Through December 31, 2000 ................................
30

Notes to Financial Statements............................
31&32
                        Janet Loss, C.P.A., P.C.
                       Certified Public Accountant
                   1780 S. Bellaire Street, Suite 500
                         Denver, Colorado 80210
                             (303) 782-0878

                       INDEPENDENT AUDITORS REPORT

Board of Directors
PORTAGE PARTNERS LTD.
2400 Loop 35, #1502
Alvin, Texas 77511

Sirs:

I have audited the accompanying Balance Sheet of Portage Partners Ltd.. (A Development Stage Enterprise) as of December 31, 2000 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period August 18, 1999 (Inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

My examination was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portage Partners Ltd. as of December 31, 2000, and the results of its operations and changes in its cash flows for the period from August 18, 1999 (Inception) through December 31, 2000 in conformity with generally accepted accounting principles.

/S/Janet Loss, C.P.A., P.C.
   Janet Loss, C.P.A., P.C.

January 9, 2001
                          PORTAGE PARTNERS LTD.
                    (A DEVELOPMENT STATE ENTERPRISE)

                              BALANCE SHEET
                         AS AT DECEMBER 31, 2000

                                 ASSETS
CURRENT ASSETS              $           0

TOTAL CURRENT ASSETS                    0

OTHER ASSETS
     LICENSE RIGHTS                     0

TOTAL OTHER ASSETS                      0

TOTAL ASSETS                            0

                  LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
     DUE TO RELATED PARTY               1,200

TOTAL CURRENT LIABILITIES               1,200

STOCKHOLDERS' EQUITY
     COMMON STOCK $0.001 PAR VALUE
     25,000,000 AUTHORIZED, 4,500,000
     ISSUED AND OUTSTANDING             4,500
     ADDITIONAL PAID-IN CAPITAL            75
     DEEMED DIVIDEND RE: PURCHASE OF
     LICENSE RIGHTS                    (2,000)
     DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE             (3,775)

TOTAL STOCKHOLDERS' EQUITY             (1,200)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                        0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS
                          PORTAGE PARTNERS LTD.
                    (A DEVELOPMENT STAGE ENTERPRISE)

                         STATEMENT OF OPERATIONS
               FOR THE PERIOD AUGUST 19, 1999 (INCEPTION)
                        THROUGH DECEMBER 31, 2000

REVENUES                        $           0

OPERATING EXPENSES
     LEGAL AND PROFESSIONAL FEES            3,365
     OFFICE EXPENSES                          410

TOTAL OPERATING EXPENSES                    3,775

NET LOSS FOR THE PERIOD                    (3,775)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                   4,500,000

NET LOSS PER SHARE                          ($.00)














THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS
                          PORTAGE PARTNERS  LTD.
                    (A DEVELOPMENT STAGE ENTERPRISE)

                    STATEMENT OF STOCKHOLDER=S EQUITY
               FOR THE PERIOD AUGUST 19, 1999 (INCEPTION)
                        THROUGH DECEMBER 31, 2000


                                                 DEFICIT
                  COMMON STOCKS       ADDITIONAL ACCUMULATED
                NUMBER OF  AMOUNT OF  PAID-IN    DURING THE  TOTAL
                SHARES     SHARES     CAPITAL    DEVELOPMENT STOCKHOLDERS
                                                 STAGE       EQUITY

COMMON STOCK
ISSUED
FOR CASH,
AUGUST 20,      2500000    2500       75         0           2575
1999




COMMON STOCK
ISSUED FOR
LICENSE
RIGHTS, AUGUST  2000000    2000       0          0           2,000
20, 1999




DEEMED
DIVIDEND
RE: LICENSE     0          0          0          (2,000)   (2,000)
RIGHTS




NET LOSS FOR
THE PERIOD
                0          0          0          (3,775)  (3,775)

              ___________________________________________________________
BALANCES
DECEMBER 31,
2000            4500000    4,500      75         (5,775)  (1,200)




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS




                         PORTAGE PARTNERS  LTD.
                    (A DEVELOPMENT STAGE ENTERPRISE)

                         STATEMENT OF CASH FLOWS
               FOR THE PERIOD AUGUST 19, 1999 (INCEPTION)
                        THROUGH DECEMBER 31, 2000

CASH FLOWS FROM (TO) OPERATIONS
     NET LOSS FOR THE PERIOD                       (3,775)
     NET INCREASE IN ACCOUNTS PAYABLE               1,200

TOTAL CASH FLOWS FROM (TO) OPERATIONS              (2,575)

CASH FLOWS FROM (TO) INVESTMENT ACTIVITIES
     PURCHASE OF LICENSE RIGHTS                         0

CASH FLOWS FROM (TO) FINANCING ACTIVITIES
     ISSUANCE OF COMMON STOCK                       4,575
     DEEMED DIVIDEND RE: PURCHASE
     OF LICENSE RIGHTS                             (2,000)

TOTAL CASH FLOWS FROM (TO) FINANCING ACTIVITIES     2,575

NET INCREASE (DECREASE IN CASH FOR THE PERIOD           0

CASH BEGINNING OF THE PERIOD                            0

CASH END OF THE PERIOD                                  0










THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS



                         PORTAGE PARTNERS  LTD.
                    (A DEVELOPMENT STAGE ENTERPRISE)

                      NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 2000

NOTE I B ORGANIZATION AND HISTORY NOTE I B ORGANIZATION AND HISTORY

The Company is a Nevada Corporation and the Company has been in the development stage since its formation on August 19, 1999.

The Company's only activities have been organizational, directed at acquiring its principle assets, raising its initial capital and developing its business plan.

NOTE II - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIESNOTE II B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ACTIVITIES
The Company has been in the development stage since inception.

ACCOUNTING METHOD

The Company records income and expenses on the accrual method.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash on hand, cash on deposit, and highly liquid investments with maturities generally of three months or less. At December 31, 2000, there were no cash equivalents.

YEAR END
The Company has elected to have a fiscal year ended December 31st.

USE OF ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of financial statements, as well as revenues and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ management believes that the estimates are reasonable.
NOTE III - RELATED PARTY TRANSACTIONS

Dorothy Mortenson is the wife of David R. Mortenson. David R. Mortenson is a principal in both David R. Mortenson and Associates and VitaMineralHerb.com. The Company has entered into an agreement made effective August 21, 1999 with David R. Mortenson & Associates (Grantor) to receive the rights to distribute the water treatment products developed by NW Technologies, Inc. for the State of Maryland and the District of Columbia. Minimum purchase requirements were $125,000 the first year and $175,000 the second year.

On August 23, 1999 the Company filed a Form D pursuant to section 3(b) of the Securities Act of 1933 and Rule 504 promulgated thereunder with the Securities and Exchange Commission registering the issuance of 200,000 shares of common stock to each of the ten general partners of David R. Mortenson and Associates, a Texas general Partnership. The shares were issued at a price of $0.001 per share being the par value per share for a total of $2,000 in exchange for the water remediation license. The water remediation license is recorded a cost of $0, being the original cost of the license to David R. Mortenson and Associates. The difference between the issue price of the shares and the cost of the license is recorded as a deemed dividend.

NOTE IV - SUBSEQUENT  EVENTS

In December, 1999 N.W. Technologies, Inc. unilaterally cancelled its contract with David Mortenson & Associates. Early in the year 2000 David Mortenson & Associates laid suit against N.W.
Technologies, Inc. in Harris County Court, Texas.

In the opinion of management, the Company has no direct or indirect interest in the Texas lawsuit

In a letter dated January 5, 2000 David Mortenson & Associates suspended all present and future payments under the License
Agreement until their dispute with N.W. Technologies is resolved.

Due to the dispute regarding the water remediation license, David
R. Mortenson and Associates gave an additional license to the Company on February 14, 2000. The license is to distribute vitamins, minerals, herbs and other health products and supplements via the Internet. The license calls for a 10% add-on for all products purchased and an annual $500 website maintenance fee. The effective date of the License Agreement was February 14, 2000. The license is for an initial three years from the effective date and is automatically renewable unless either party to the license agreement gives ninety days written notice of non-renewal prior to expiration date. No amounts have been recorded in these financial statements regarding the granting of the license.







                           EXHIBIT 2.1


                    ARTICLES OF INCORPORATION
                               Of
                      PORTAGE PARTNERS LTD.
The undersigned natural person of the age of eighteen years or more, acting as incorporator of a corporation under and pursuant to the laws of the State of Nevada, hereby adopts the following Articles of Incorporation for such corporation:
ARTICLE I
The name of the corporation is PORTAGE PARTNERS LTD.
ARTICLE II
The principal office of this corporation is to be at 50 West Liberty Street #880, Reno, 89501, State of Nevada. The Nevada Agency and Trust Company is hereby named as Resident Agent of this corporation and in charge of its said office in Nevada.
ARTICLE III
The nature of the business, objects and purposes to be transacted, promoted, or carried on by the corporation are:
A       To  conduct  any lawful business, to promote  any  lawful
purpose, and to engage in any lawful act or activity for which corporations maybe organized under the General Corporation Law of the State of Nevada and to act in every kind of fiduciary capacity. and generally to do all things necessary or convenient which are incident to or which a natural person might or could do.
B        To  purchase,  receive,  take by  grant,  gift,  devise,
bequest, or otherwise. lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with real or personal property, or any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of its property and assets, or any interests therein, wherever situated.
C To engage generally in the real estate business as principal, and in any lawful capacity, and generally to take, lease, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, lease, mortgage, work, clear, improve, develop, divide, and otherwise handle, manage, operate, deal in and dispose of mining claims, oil leases, oil and gas wells, real estate, real property, lands, multiple-dwelling structures, houses, buildings and other works and any interest or right therein; to take, lease, purchase or otherwise handle or acquire, and to own, use, hold, sell, convey, exchange, hire, lease, pledge, mortgage, and otherwise handle, and deal in and dispose of, as principal agent or in any lawful capacity, such personal property, chattels, chattels real, rights, easements, privileges, causes in action, notes, bonds, mortgages, and securities as may lawfully be acquired, held or disposed of and to acquire, purchase, sell, assign, transfer, dispose of and generally deal in and with as principal, agent, broker, and in any lawful capacity, mortgages and other interests in real, personal, and mixed properties; to carry on a general oil exploration, mining exploration and management business as principal, agent, representative, contractor, sub-contractor, and in any other lawful capacity. To manufacture, purchase or acquire in any lawful manner and to hold, own, mortgage, pledge, sell, transfer, or in any manner dispose of, and to deal and trade in goods, wares, merchandise, and property of any and every class and description, and in any part of the world.
D        To  apply  for, register, obtain, purchase, lease,  take
licenses in respect of or otherwise acquire, and to hold, own, use, operate, develop, enjoy, turn to account, grant licenses and immunities in respect of, manufacture under and to introduce, sell, assign, mortgage, pledge or otherwise dispose of and, in any manner deal with and contract with reference to:
1. Inventions, devices, formulas, processes, improvements and modifications thereof;
2. Letters patent, patent rights, patented processes, rights, designs, and similar rights, trademarks, trade names, trade symbols and other indications or origin and ownership granted by or recognized under the laws of the United States of America, any state or subdivision thereof, and any commonwealth, territory, possession, dependency, colony, possession agency or instrumentality of the United States of America and of any foreign country, and all rights connected therewith or appertaining thereto.
3. Franchises licenses, grants and concessions.
E To make, enter into, perform and carry out contracts of every kind and description with any person, firm, association, corporation or government or agency or instrumentality thereof.
F To lend money in furtherance of its corporate purposes and to invest and reinvest its funds from time to time to such extent, to such persons, firms, associations, corporations, governments or agencies or instrumentality's thereof, and on such terms and on such security, if any, as the Board of Directors of the corporation may determine and direct any officer to complete. G To borrow money without limit as to amount and at such rates of interest as it may determine; from time to time to issue and sell its own securities, including its shares of stock, notes, bonds, debentures, and other obligations, in such amounts, on such terms and conditions, for such purposes and for such prices, now or hereafter permitted by the laws of the State of Nevada and by the Board of Directors of the corporation as they may determine; and to secure any of its obligations by mortgage, pledge or other encumbrance of any or all of its property, franchises and income.
H To be a promoter or manager of other corporations of any type or kind; and to participate with others in any corporation, partnership, limited partnership, joint venture, or other association of any kind, or in any transaction, undertaking or arrangement which the corporation would have power to conduct by itself, whether or not such participation involves sharing or delegation of control with or to others.
I To promote and exercise all or any part of the foregoing purposes and powers in and all parts of the world, and to conduct its business in all or any branches in any lawful capacity.
The foregoing enumeration of specific purposes and powers shall not be held to limit or restrict in any manner the purposes and powers of the corporation by references to or inference from the terms or provisions of any other clause, but shall be regarded as independent purposes.
ARTICLE IV
The aggregate number of shares, which the corporation shall have authority to issue, is 10,000,000 shares of common stock with $0.001 par value each.
No shareholder of the corporation shall have the right of cumulative voting at any election of directors or upon any other matter.
No holder of securities of the corporation shall be entitled as a matter of right, preemptive or otherwise, to subscribe for or purchase any securities of the corporation now or hereafter authorized to be issued, or securities held in the treasury of the corporation, whether issued or sold for cash or other consideration or as a share dividend or otherwise. Any such securities may be issued or disposed of by the board of directors to such persons and on such terms as in its discretion it shall deem advisable.
ARTICLE V
Any action required to, or that may, be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.
ARTICLE VI
The members of the governing board shall be styled DIRECTORS and the number of such Directors shall be not less than one (l), or more than five (5). The first board of directors shall be Two Members whose names and post office addresses are as follows:
J.P. Beehner
                                   PO box 2370
                                   Alvin, TX 77512-2370
                                    Dorothy A. Mortenson
                                    P.O. Box 5034
                                    Alvin, TX 77512-5034
ARTICLE VII
The initial number of stockholders will be two (2). Additional stockholders may be obtained. The number of directors may be changed as provided in N.R.S. 78.330.
ARTICLE VIII
A. No director of the corporation shall be liable to the corporation or any of its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article VIII shall not authorize the elimination or limitation of liability of a director of the corporation to the extent the director is found liable for: (i) a breach of such director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.
B. The capital stock of this corporation after the amount of the subscription price or par value has been paid in, shall not be subject to assessments to pay debts of this corporation and no stock issued as fully paid-up shall ever be assessable or assessed and the Articles of Incorporation shall not be amended in this particular.
ARTICLE IX
This corporation is to have perpetual existence.
Dorothy A. Mortenson, the undersigned, being the original incorporator for the purpose of forming a corporation to do business both within and without the state of Nevada and in pursuance to the General Corporation Act of the State of Nevada, effective March 31, 1925 and as subsequently amended do make and file this certificate, hereby declaring and certifying that the facts herein above stated are true.
This 14th day of August, 1999.
S/S Dorothy A. Mortenson
PO Box 5034, Alvin, TX 77512





                           EXHIBIT 2.2





                             BYLAWS







                     PORTAGE PARTNERS  LTD.
                            BYLAWS OF

                      PORTAGE PARTNERS LTD.



CONTENTS OF INITIAL BYLAWS

ARTICLE                                          PAGE
1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS'  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13

4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20

ARTICLE ONE - CORPORATE CHARTER AND BYLAWS

1.01      CORPORATE CHARTER PROVISIONS
The Corporation's Charter authorizes twenty-five million (25,000,000) shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICE REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Nevada, is: 50 West Liberty Street, Suite 880, Reno, Nevada 89501.
The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is:
Nevada Agency and Trust Company.
The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03      INITIAL BUSINESS OFFICE
The address of the initial principal business office of the Corporation is hereby established as: 2400 Loop 35 #1502, Alvin, Texas 77511.
The Corporation may have additional business offices within the State of Nevada and where it may be duly qualified to do business outside of Nevada, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04      AMENDMENT OF BYLAWS
The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.

ARTICLE TWO -DIRECTORS AND DIRECTORS' MEETINGS

2.01      ACTION BY CONSENT OF BOARD WITHOUT MEETING
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02      TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03      PLACE OF MEETINGS
Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Nevada as may be designated by the Board.

2.04      REGULAR MEETINGS
Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05      CALL OF SPECIAL MEETING
Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06      QUORUM
The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07      ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08      CONDUCT OF MEETINGS
At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09      POWERS OF THE BOARD OF DIRECTORS
The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.

2.10      BOARD COMMITTEESBAUTHORITY TO APPOINT
The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.
2.11      TRANSACTIONS WITH INTERESTED DIRECTORS
Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12      NUMBER OF DIRECTORS
The number of Directors of this Corporation shall be two. No Director need be a resident of Nevada or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure, which any incumbent Director would otherwise enjoy.

2.13      TERM OF OFFICE
Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

2.14      REMOVAL OF DIRECTORS
The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15      VACANCIES
Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

2.15(a)   DECLARATION OF VACANCY
A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

2.15(b)   FILLING VACANCIES BY DIRECTORS
Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16      COMPENSATION
Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17      INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18      INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.

ARTICLE THREE-SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING
Any action that may be taken at a meeting of the Shareholders under any provision of the Nevada Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02      TELEPHONE MEETINGS

Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03      PLACE OF MEETINGS
Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Nevada as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05      VOTING LIST
At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
Subject to any limitation stated in the Articles of Incorporation, every Shareholder entitled to vote at any election of Directors may cumulate votes. For this purpose, each Shareholder shall have a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the Shareholder's shares are entitled. The Shareholder may cast all these votes for one candidate or may distribute the votes among any number of candidates. The candidates receiving the highest number of votes are elected, up to the number of vacancies to be filled. No Shareholder may cumulate votes unless that Shareholder gives written notice of his or her intention to do so to the Secretary of the Corporation on or before the day preceding the election at which the votes will be cumulated. If any Shareholder gives written notice as provided above, all Shareholders may cumulate their votes.

3.08      PROXIES
A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09      QUORUM
3.09(a)   QUORUM OF SHAREHOLDERS
As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum; other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10      VOTING BY VOICE OR BALLOT
Elections  for  Directors  need  not  be  by  ballot   unless   a
Shareholder demands election by ballot before the voting begins.

3.11      CONDUCT OF MEETINGS
Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12      ANNUAL MEETINGS
The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13      FAILURE TO HOLD ANNUAL MEETING
If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

ARTICLE FOURBOFFICERS

4.01      TITLE AND APPOINTMENT
The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. One person may hold any two or more offices, including President and Secretary. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

4.01(a)   CHAIRMAN OF THE BOARD
The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

4.01(b)   PRESIDENT
Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

4.01(c)   VICE PRESIDENT
Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

4.01(d)   SECRETARY
The Secretary shall:
A. See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
B. Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
C. Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
D. Be custodian of the Corporation's records and of any seal, which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
E. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(e)   TREASURER
The Treasurer shall:
F. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
G. Receive, and give receipt for, monies due and payable to the Corporation.
H. Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
I. If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
J. In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02      REMOVAL AND RESIGNATION
Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03      VACANCIES
Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

4.04      COMPENSATION
The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

ARTICLE FIVEBAUTHORITY TO EXECUTE INSTRUMENTS

5.01      NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it peculiarly liable for any purpose or in any amount.

5.02      EXECUTION OF CERTAIN INSTRUMENTS
Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

ARTICLE SIX-ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES
The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02      CERTIFICATES FOR FULLY PAID SHARES
Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03      CONSIDERATION FOR SHARES
Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04      REPLACEMENT OF CERTIFICATES
No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05      SIGNING CERTIFICATES-FACSIMILE SIGNATURES
All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she were such officer on the date of its issuance.

6.06      TRANSFER AGENTS AND REGISTRARS
The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07      CONDITIONS OF TRANSFER
The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

6.08      REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

ARTICLE SEVENBCORPORATE RECORDS AND ADMINISTRATION

7.01      MINUTES OF CORPORATE MEETINGS
The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.

7.02      SHARE REGISTER
The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03      CORPORATE SEAL
The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

7.04      BOOKS OF ACCOUNT
The  Corporation shall maintain correct and adequate accounts  of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05      INSPECTION OF CORPORATE RECORDS
A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

7.06      FISCAL YEAR
The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

ARTICLE EIGHT- ADOPTION OF INITIAL BYLAWS
The Board of Directors adopted the foregoing bylaws on October 6,
1998.
/S/ J.P. Beehner
Director

/S/ Dorothy A. Mortenson
Director

Attested  to,  and  certified  by:   /S/  Dorothy  A.  Mortenson,
Secretary

PORTAGE PARTNERS ,  INC.